Exhibit 16.1

                                      KPMG
                                 345 Park Avenue
                               New York, NY 10154



August 25, 2004


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Standard Motor Products, Inc. and, under the date of March 26, 2004, we reported on the consolidated financial statements of Standard Motor Products, Inc. as of and for the years ended December 31, 2003 and 2002. On August 19, 2004, we resigned. We have read Standard Motor Products, Inc.'s statements included under Item 4.01 of its Form 8-K dated August 19, 2004, and we agree with such statements, except that we are not in the position to agree or disagree with the statement that the audit committee has commenced an immediate search for a new independent accountant, including requesting proposals from other accounting firms.

Very truly yours,

/s/KPMG LLP